                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13G

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.    )(1)



                        Phoenix International Ltd., Inc.
                        --------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)


                                   719078-10-7
                                   -----------
                                 (CUSIP Number)

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         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                    Schedule 13G
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CUSIP No.   719078-10-7                                    13G            Page   2  of  6  Pages
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   1         NAME OF REPORTING PERSONS                                                                     Ronald E. Fenton
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

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   2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a)           (b)

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   3         SEC USE ONLY

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   4         CITIZENSHIP OR PLACE OF ORGANIZATION                                                              U.S. Citizen

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                                 5       SOLE VOTING POWER                                                            8,838

         NUMBER OF            -----------------------------------------------------------------------------------------------
          SHARES                 6       SHARED VOTING POWER                                                        220,233
       BENEFICIALLY
         OWNED BY           -------------------------------------------------------------------------------------------------
           EACH                  7       SOLE DISPOSITIVE POWER                                                       8,838
         REPORTING
        PERSON WITH         -------------------------------------------------------------------------------------------------
                                 8       SHARED DISPOSITIVE POWER                                                   220,233

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   9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             229,071 (This includes 204,293 shares held in the name of BancSecurity Corporation.  Mr. Fenton is the president, chief executive officer and a director of BancSecurity Corporation.  Mr. Fenton disclaims beneficial ownership of the shares held by BancSecurity Corporation.

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  10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
             CERTAIN SHARES

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  11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
             5.96%

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  12         TYPE OF REPORTING PERSON*
             IN

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         THE INFORMATION IN THIS SCHEDULE 13G IS AS OF DECEMBER 31, 1996

1(a).             Name of Issuer:

                                    Phoenix International Ltd., Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                                    900 Winderley Place, Suite 140
                                    Maitland, FL 32751

Item 2(a).        Name of Person Filing:

                                    Ronald E. Fenton

Item 2(b).        Address of Principal Business Office or, if none, Residence:

                                    11 North First Avenue
                                    Marshalltown, Iowa 50158

Item 2(c).        Citizenship:

                                    U.S.

Item 2(d).        Title of Class of Securities:

                                    Common Stock, par value $.01 per share

Item 2(e).        CUSIP Number:

                                    719078-10-7

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

                                    N/A


         THE INFORMATION IN THIS SCHEDULE 13G IS AS OF DECEMBER 31, 1996

                                Page 3 of 6 Pages

Item 4.           Ownership

         (a)      Amount Beneficially Owned:

         The 229,071 shares reported may be broken down as follows: (i) 15,940 shares of Common Stock currently held by Mr. Fenton and his wife as joint tenants; (ii) 3,838 shares held by his individual retirement account; (iii) options to acquire 2,000 shares that are currently exercisable at an exercise price of $12.00 per share; (iv) options to acquire 3,000 shares at an exercise price of $15.25 per share that are exercisable on February 9, 1997; and (v) 204,293 shares held in the name of BancSecurity Corporation. Mr. Fenton is the president, chief executive officer and a director of BancSecurity Corporation. Mr. Fenton disclaims beneficial ownership of the shares of Common Stock held by BancSecurity Corporation.

         (b)      Percent of Class

                                    5.96%

         (c)      Number of shares as to which such person has:

                  (i)      sole power to vote or to direct the vote:

                                    8,838

                  (ii)     shared power to vote or to direct the vote:

                                    220,233

                  (iii) sole power to dispose or to direct the disposition of:

                                    8,838

                  (iv) shared power to dispose or to direct the disposition of:

                                    220,233



         THE INFORMATION IN THIS SCHEDULE 13G IS AS OF DECEMBER 31, 1996

                                Page 4 of 6 Pages

Item 5.           Ownership Of Five Percent Or Less Of A Class:

                                    N/A

Item 6.           Ownership Of More Than Five Percent On Behalf Of Another
                  Person:

                  Dividends or proceeds from the sale of the 204,293 shares owned by BancSecurity Corporation (representing 5.3% of the outstanding Common Stock) would be distributed to the shareholders of BancSecurity Corporation as determined by its directors. No single BancSecurity Corporation shareholder's interest in the Common Stock of Phoenix International is more than five percent of the total outstanding Common Stock.

Item 7. Identification And Classification Of The Subsidiary Which Acquired The Security Being Reported On By The Parent Holding Company.

                                    N/A

Item 8.           Identification And Classification Of Members Of The Group.

                                    N/A

Item 9.           Notice Of Dissolution Of Group.

                                    N/A

Item 10.          Certification.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


         THE INFORMATION IN THIS SCHEDULE 13G IS AS OF DECEMBER 31, 1996

                                Page 5 of 6 Pages

                                  SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                           Date:      February 11, 1997
                                --------------------------------

                           Signature: /s/ Ronald E. Fenton
                                     ---------------------------

                           Title:     Ronald E. Fenton
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         THE INFORMATION IN THIS SCHEDULE 13G IS AS OF DECEMBER 31, 1996

                                Page 6 of 6 Pages